 As filed with the Securities and Exchange Commission on May 10, 2024
Securities Act File No. 333-264145
File No. 814-01512

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 11	☒

Ares Strategic Income Fund
(Exact name of registrant as specified in charter)

245 Park Avenue, 44th Floor
New York, NY 10167
(212) 750-7300
(Address and telephone number, including area code, of principal executive offices)

Joshua M. Bloomstein
Ares Strategic Income Fund
245 Park Avenue, 44th Floor
New York, NY 10167
(Name and address of agent for service)

COPIES TO:

Monica J. Shilling	Nicole M. Runyan
Christopher J. Wu	Kirkland & Ellis LLP
Kirkland & Ellis LLP	601 Lexington Avenue
2049 Century Park East, 37th Floor	New York, New York 10022
Los Angeles, California 90067	(212) 446-4800
(310) 552-4200

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

☐ Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒ Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐ Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐ Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐ Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐ when declared effective pursuant to Section 8(c) of the Securities Act.

If appropriate, check the following box:

☐ This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐ This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐ This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☒ This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-264145.

Check each box that appropriately characterizes the Registrant:

☐ Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☒ Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐ Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐ A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐ Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☒ Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

☐ If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐ New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 11 to the Registration Statement on Form N-2 (File No. 333-264145) of Ares Strategic Income Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 11 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 11 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 11 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

Other Information

Item 25.     Financial Statements and Exhibits

(1) Financial Statements

The following financial statements of Ares Strategic Income Fund are included in Part A of this Registration Statement.

INDEX TO CONSOLIDATED FINANCIAL STATEMENT

Report of Independent Registered Public Accounting Firm (KPMG LLP, Los Angeles, California, PCAOB ID 185)	F-2
Consolidated Statement of Assets and Liabilities as of December 31, 2023 and 2022	F-3
Consolidated Statement of Operations for the year ended December 31, 2023 and for the period from December 5, 2022 (commencement of operations) to December 31, 2022	F-4
Consolidated Schedule of Investments as of December 31, 2023 and 2022	F-5
Consolidated Statement of Change in Net Assets for year ended December 31, 2023 and for the period from December 5, 2022 (commencement of operations) to December 31, 2022	F-31
Consolidated Statement of Cash Flows for the year ended December 31, 2023 and for the period from December 5, 2022 (commencement of operations) to December 31, 2022	F-32
Notes to Consolidated Financial Statements	F-33

(2) Exhibits

(a)(1)	Fourth Amended and Restated Declaration of Trust of the Registrant(5)
(b)	Second Amended and Restated Bylaws of the Registrant(6)
(d)	Second Amended and Restated Multiple Class Plan(21)
(e)	Distribution Reinvestment Plan(1)
(g)	Second Amended and Restated Investment Advisory and Management Agreement(7)
(h)(1)	Intermediary Manager Agreement(4)
(h)(2)	Form of Selected Intermediary Manager Agreement (Included as Exhibit A to the Intermediary Manager Agreement)(4)
(h)(3)	Distribution and Shareholder Servicing Plan of the Registrant(17)
(j)(1)	Custody Agreement(1)
(j)(2)	Document Custody Agreement(1)
(k)(1)	Amended and Restated Administration Agreement(8)
(k)(2)	Transfer Agency Services Agreement(1)
(k)(3)	Expense Support and Conditional Reimbursement Agreement by and among the Registrant and Adviser(1)
(k)(4)	Form of Indemnification Agreement by and between the Registrant and each of its Trustees and certain of its officers(1)
(k)(5)	Form of Indemnification Agreement by and between the Registrant and members of the Investment Committee of the Adviser(1)
(k)(6)
Amended and Restated Senior Secured Credit Agreement, dated as of April 15, 2024, by and among Ares Strategic Income Fund, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent(19)

(k)(8)
Loan and Servicing Agreement, dated as of July 26, 2023, among ASIF Funding I, LLC, as borrower, Ares Strategic Income Fund, as equityholder and servicer, the lenders from time to time parties thereto, Société Général, as agent, the collateral agent and collateral administrator party, and the document custodian party(9)

(k)(9)
Amendment No. 1 to the Loan and Servicing Agreement, dated as of December 19, 2023, among ASIF Funding I, LLC, as borrower, Ares Strategic Income Fund, as equityholder and servicer, the lenders from time to time parties thereto, Société Générale, as agent and swingline lender, the collateral agent and collateral administrator party, and the document custodian party(12)

(k)(10)
Amendment No. 2 to the Loan and Servicing Agreement, dated as of February 9, 2024, among ASIF Funding I, LLC, as borrower, Ares Strategic Income Fund, as equityholder and servicer, the lenders from time to time parties thereto, Société Générale, as agent and swingline lender, the collateral agent and collateral administrator party, and the document custodian party(13)

(k)(11)
Amendment No. 3 to the Loan and Servicing Agreement, dated as of February 27, 2024, among ASIF Funding I, LLC, as borrower, Ares Strategic Income Fund, as equityholder and servicer, the lenders from time to time party thereto, Société Générale, as agent and swingline lender, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, and U.S. Bank National Association, as document custodian (14)

(k)(12)
Credit Agreement, dated as of March 1, 2024, among ASIF Funding II, LLC, as borrower, Ares Strategic Income Fund, as parent and servicer, the lenders from time to time party thereto, The Bank of Nova Scotia, as administrative agent, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, and U.S. Bank National Association, as custodian and document custodian(15)

(k)(13)	Contribution Agreement, dated as of July 26, 2023, among Ares Strategic Income Fund, as transferor, and ASIF Funding I, LLC, as transferee(10)
(k)(14)	Contribution Agreement, dated as of March 1, 2024, among Ares Strategic Income Fund, as transferor, and ASIF Funding II, LLC, as transferee(16)
(k)(15)	Commitment Increase Agreement, dated as of July 31, 2023, among Ares Strategic Income Fund, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent(11)
(k)(16)	Trademark License Agreement(18)
(l)	Opinion of Richards, Layton & Finger, P.A.(2)
(n)(1)	Consent of Independent Registered Public Accounting Firm(20)
(n)(2)	Report of Independent Registered Accounting Firm on Supplemental Information(20)
(p)(1)	Initial Subscription Agreement(1)
(p)(2)	Form of Public Offering Subscription Agreement (included in the Prospectus as Appendix A)(3)
(r)(1)	Code of Ethics of the Fund(1)
(r)(2)	Code of Ethics of our investment adviser and our intermediary manager(1)

(s)	Calculation of Filing Fee Table(2)
(t)	Power of Attorney(1)

(1)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-Effective Registration Statement on Form N-2 (File No. 333-264145), filed on December 2, 2022.
(2)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-Effective Registration Statement on Form N-2 (File No. 333-264145), filed on March 9, 2023.
(3)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-Effective Registration Statement on Form N-2 (File No. 333-264145), filed on April 20, 2023.
(4)	Incorporated by reference to Exhibit 10.2 in the Registrant’s Quarterly Report on Form 10-Q, filed on May 15, 2023.
(5)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed on May 25, 2023.
(6)	Incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K, filed on May 25, 2023.
(7)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on May 25, 2023.
(8)	Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed on May 25, 2023.
(9)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on August 1, 2023.
(10)	Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed on August 1, 2023.
(11)	Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K, filed on August 1, 2023.
(12)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on December 22, 2023.
(13)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on February 13, 2024.
(14)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on March 4, 2024.
(15)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on March 6, 2024.
(16)	Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed on March 6, 2024.
(17)	Incorporated by reference to Exhibit 10.6 in the Registrant’s Annual Report on Form 10-K, filed on March 14, 2024.
(18)	Incorporated by reference to Exhibit 10.24 in the Registrant’s Annual Report on Form 10-K, filed on March 14, 2024.
(19)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on April 19, 2024.
(20)	Incorporated by reference to Exhibits (n)(1) and (n)(2) to the Registrant’s Post-Effective Amendment No. 10 to the Registration Statement, filed on April 26, 2024.
(21)	Incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 10-Q, filed on May 10, 2024.

Item 26.        Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27.        Other Expenses of Issuance and Distribution

Not Applicable.

Item 28.        Persons Controlled By Or Under Common Control

The following list sets forth each of our subsidiaries, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:

Controlling Entity	Name of entity and place of jurisdiction	Nature of Control
Ares Strategic Income Fund	ASIF Holdings Inc. (Delaware)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	ASIF Funding I, LLC (Delaware)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	ASIF Funding II, LLC (Delaware)	Controlling entity owns 100% of equity.

Item 29.        Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s common shares at March 31, 2024.

Title of Class	Number of Record Holders
Class S	3,368
Class D	102
Class I	1,852

Item 30.        Indemnification

The information contained under the heading “Description of Our Common Shares.” “Investment Advisory and Management Agreement and Administration Agreement” and “Plan of Distribution—Indemnification” in this Registration Statement is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant has obtained liability insurance for the benefit of its Trustees and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office) on a claims-made basis.

Item 31.        Business and Other Connections of Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which Ares Capital Management LLC, and each managing director, director or executive officer of Ares Capital Management LLC, is or has been, during the past two fiscal years, engaged in for their own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management of the Fund.” Additional information regarding Ares Capital Management LLC and its officers and managing member is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-63168), and is incorporated herein by reference.

Item 32.     Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)    the Registrant;

(2)     the transfer agent;

(3)    the Custodian;

(4)    our investment adviser; and

(5)    our administrator.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

We hereby undertake:

(1)      to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i)      to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)     to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)      that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)      to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)      that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C (17 CFR 230.430C): Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(5)      that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities. The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)      any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(ii)     free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(iii)    the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act (17 CFR 230.482) relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)    any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser;

(6)      that, for purpose of determining any liability under the Securities Act:

(i)      the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii)     each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be initial bona fide offering thereof; and

(7)      to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has caused this Post-Effective Amendment No. 11 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 10th day of May 2024.

ARES STRATEGIC INCOME FUND

By:	/s/ Michael L. Smith
	Name:	Michael L. Smith
	Title:	Co-Chief Executive Officer and Trustee

By:	/s/ Mitchell Goldstein
	Name:	Mitchell Goldstein
	Title:	Co-Chief Executive Officer and Trustee

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 11 to the Registration Statement has been signed by the following persons in the capacity and on the date indicated.

Signature	Title	Date

/s/ R. Kipp deVeer	Chairman of the Board of Trustees and Trustee	May 10, 2024
R. Kipp deVeer

/s/ Michael L. Smith	Co-Chief Executive Officer and Trustee	May 10, 2024
Michael L. Smith	(Principal Executive Officer)

/s/ Mitchell Goldstein	Co-Chief Executive Officer and Trustee	May 10, 2024
Mitchell Goldstein	(Principal Executive Officer)

/s/ Scott C. Lem	Chief Financial Officer and Treasurer	May 10, 2024
Scott C. Lem	(Principal Financial Officer)

/s/ Paul Cho	Chief Accounting Officer	May 10, 2024
Paul Cho	(Principal Accounting Officer)

*	Trustee	May 10, 2024
Sandra R. Anceleitz

*	Trustee	May 10, 2024
Ann Torre Bates

*	Trustee	May 10, 2024
Eric B. Siegel

*	Trustee	May 10, 2024
Steven B. McKeever

*By:	/s/ Scott C. Lem
Scott C. Lem
As Agent or Attorney-in-Fact

May 10, 2024

The original powers of attorney authorizing R. Kipp deVeer, Joshua M. Bloomstein, Scott C. Lem, Michael L. Smith, Mitchell Goldstein, Lisa Morgan and Naseem Sagati Aghili to execute the Registration Statement, and any amendments thereto, for the trustees of the Registrant on whose behalf this Amendment is filed have been executed and filed as an Exhibit hereto.